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                                                                EXHIBIT 99.1


                                HBO & COMPANY
                         301 Perimeter Center North
                           Atlanta, Georgia 30346


                                May 18, 1996



Mr. Jim H. Houtz
Chairman, President and Chief Executive Officer
CyCare Systems, Inc.
7001 North Scottsdale Road, Suite 1000
Scottsdale, Arizona 85253-3644

Dear Jim:

     In connection with the Agreement of Merger (the "Merger Agreement"), dated as of May 18, 1996, among CyCare Systems, Inc. ("CyCare"), HBO & Company ("HBOC"), and HBO & Company of Georgia ("HBOG"), this letter confirms the agreement of CyCare, HBOC and HBOG to the following:

     1. Within thirty (30) days of the Closing Date (as defined in the Merger Agreement), HBOC will grant stock options to the following CyCare and CyData employees (the "CyCare Optionees") for the following amounts of shares (which numbers give effect to the stock split approved by the Board of HBOC and referenced in Section 4.3 of the Merger Agreement), with each option to vest over a period of five (5) years at twenty percent (20%) per year:

Group Practice              Title                               Number
- --------------              -----                               ------

David Koeller               President, Group Practice           30,000
Randy Skemp                 Senior V.P., Sales &
                            Acct. Mgmt.                         10,000
John Ervolino               V.P., Operations                    10,000
David Robbins               V.P., Customer Service               3,000
Jeanne Gilreath             Regional Vice President              3,000
Jim Gresham                 Regional Vice President              3,000
Steve Holmquist             Regional Vice President              7,000
Jim Milligan                Regional Vice President              3,000

CyData
- ------

Jeff Schlueter              V.P., Sales & Acct. Mgmt.           10,000
Carolyn Haupert             Senior V.P.                         10,000
Richard Jugel               V.P., Development                    5,000

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     2.   Contemporaneous with the granting of stock options to HBOC officers and employees in early 1997, HBOC will grant stock options to the CyCare Optionees on such terms and in such amounts as are granted to HBOC officers and employees with like responsibility, without giving regard to the stock options granted to the CyCare Optionees pursuant to Paragraph 1 of this letter. The length of time the CyCare Optionees have been employed by HBOC will not be a controlling factor in determining the 1997 grants, but will be one factor considered.

     3. If Mr. Howard R. Berry is terminated for any reason other than cause within twelve (12) months of the Closing Date, HBOG agrees to provide Mr. Howard Berry with seven and one-half (7 1/2) months of severance pay and related benefits.

     4. HBOC agrees to provide Mr. David Koeller with severance protection wherein if his employment is terminated without cause by HBOG within three years of the Closing, HBOG will continue to pay his salary on a semi-monthly basis for the remaining portion of such three year term. The term "terminated without cause" shall mean termination for reasons other than misconduct involving dishonestly, conviction of a felony or a misdemeanor involving moral turpitude, insubordination (to be defined and after notice) and breach of the Covenant Not to Compete to be entered into by Mr. Koeller pursuant to Section
6.11 of the Merger Agreement. Such severance protection will be further conditioned upon Mr. Koeller not competing with HBOG (as defined in Exhibit 6.11B to Merger Agreement) during the severance protection period, and should he so compete such severance payments will terminate. This agreement is subject to HBOG and Mr. Koeller (prior to or as of Closing) entering into an agreement as to the foregoing in a form reasonably acceptable to HBOG. HBOG will provide CyCare and Mr. Koeller with a draft of the agreement within thirty (30) days after the date of this letter agreement.

     5. HBOC agrees to provide Ms. Carolyn Haupert with severance protection wherein if her employment is terminated without cause by HBOG within three years of the Closing HBOG will continue to pay her salary on a semi-monthly basis for twelve (12) months subsequent to termination. This agreement is subject to the further terms set forth in paragraph 4 above. Also, if the term of the Covenant Not to Compete for Ms. Haupert (per Section 6.11B of the Merger Agreement) actually extends beyond such twelve month period, then HBOG shall, at its option, either continue the foregoing severance protection on a month to month basis up through the end of such eighteen (18) month term, or release Ms. Haupert from such Covenant Not to Compete coincident with the cessation of such payments.

     6. The period to be used in Section 1 of the Covenants Not to Compete referred to in Section 6.11B and attached as Exhibit 6.11B to the Merger Agreement shall be eighteen (18) months.


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     7.   HBOC represents that HBOC has provided to CyCare a true and correct copy of HBOC's (i) Pipeline Report (Software Sales Funnel Report as of March 31, 1996) and (ii) internal budget forecast labeled "Confidential" dated
April 29, 1996. CyCare represents that the report CyCare provided to HBOC on May 8, 1996 constitutes a true and correct copy of CyCare's sales pipeline report.

     8. The agreements contained in paragraphs 1 thru 6 are conditioned upon and shall be effective upon the closing of the Merger. Should the Merger not be consummated for any reason, such agreements will terminate and have no effect.

                                        Sincerely,

                                        HBO & Company
                                        HBO & Company of Georgia

                                        /s/ Jay P. Gilbertson

                                        Jay P. Gilbertson
                                        Senior Vice President

Agreed to:

CyCare Systems, Inc.

/s/ Jim H. Houtz

Jim H. Houtz
Chairman, President and Chief Executive Officer




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